Exhibit 12.1

Jagged Peak Energy Inc.
Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Nine Months Ended	Year Ended December 31,
	September 30, 2017	2016	2015	2014
Earnings
Income (loss) before income taxes	$(363,658)	$(9,760)	$(7,484)	$1,321
Add: Fixed charges	2,113	3,109	498	232
Add: Amortization of capitalized interest	30	14	1	—
Less: Capitalized interest	(135)	(145)	(33)	—
Total earnings (loss)	$(361,650)	$(6,782)	$(7,018)	$1,553

Fixed charges
Interest expense	$1,610	$2,628	$198	$—
Capitalized interest	135	145	33	—
Rental expense attributable to interest	368	336	267	232
Total fixed charges	$2,113	$3,109	$498	$232

Ratio of earnings (loss) to fixed charges (1)	—	—	—	6.7

(1)
Due to our pre-tax loss for the nine months ended September 30, 2017, and the years ended December 31, 2016 and 2015, the ratio coverage was less than 1:1. We would have needed additional earnings of $363.8 million, $9.9 million and $7.5 million, respectively, to achieve a coverage of 1:1.